VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re: Darden Restaurants, Inc.
Preliminary Revocation Solicitation Statement on Schedule 14A
Filed March 18, 2014
File No. 001-13666

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated March 21, 2014, with respect to certain statements contained in the Preliminary Revocation Solicitation Statement filed by Darden with the SEC on March 18, 2014 (the “Statement”).  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Page references refer to the proposed marked copy of the Statement separately provided to the Staff.

1.	Please include information as of the most reasonable practicable date and fill in all blanks.

The Staff’s comment is noted, and the Statement is being updated accordingly.

2.
We refer to the statement that a special meeting will “have significant and important consequences for the Company…” Please delineate the consequences to which you refer.  In this regard, information material to a shareholder’s decision to request a Special Meeting should be disclosed. For example, will the Board consider the results of a nonbinding resolution passed at a Special Meeting, if one were called? Will the Board delay or otherwise take into consideration any such resolution prior to completing the Red Lobster transaction contemplated? Please supplement your questions and answers to include a discussion of these items.

The Staff’s comment is noted.  With respect to the potential consequences for the Company, the Company has delineated such considerations under the section entitled “Darden believes there are certain risks and costs, outlined below, associated with a special meeting that shareholders should be aware of before making the decision of whether to consent to the Starboard Solicitation” and is revising the Statement on Page 1 to refer expressly to such disclosure.  The Statement has also been updated on Page 2 to confirm that the Board will seriously consider shareholder feedback, including feedback provided through the mechanism of supporting the call of a special meeting and the results of any such special meeting.  In this regard, the Q&A section of the Statement is being revised to insert the following new question and answer on Page 2:

“What will you do with feedback received from shareholders, including feedback received through the mechanisms of potential shareholder support for the calling of a special meeting or, in the event a special meeting is called, the results of such a meeting?

Darden is strongly committed to shareholder engagement, values the views of its shareholders and takes shareholder feedback seriously.  Darden’s Board is committed to acting in the best interests of the Company and its shareholders and will take shareholder input into account in determining the appropriate course of action for creating sustainable value for shareholders.  While the proposal that Starboard seeks to have shareholders vote on at the proposed special meeting is non-binding in nature, if a special meeting is called and Starboard’s proposed resolution presented to shareholders, serious consideration will be given to the results of the meeting and any other shareholder feedback received by the Company.”

3.
Please refer to our comment above. If the Board of Directors currently intends to proceed with the Red Lobster transaction irrespective of whether a Special Meeting is called or a non-binding resolution receives majority support, then please revise to clarify this fact.

The Company supplementally advises the Staff that the Board of Directors has not made any such determination at this time.

4.
We note the assertions throughout the revocation statement that shareholders can and should directly communicate with the company and that such direct engagement is a better alternative to a special meeting. In order to better support your assertions, please clarify how shareholders can directly communicate with the company regarding its strategic direction or other plans, inclusive of the Red Lobster transaction (i.e., to whom they should direct their inquiries and how best to contact the company).

The Staff’s comment is noted.  Page 8 of the Statement is being revised to include the following insert:

“Shareholders are entitled to express their views regarding the Red Lobster separation or other matters directly to the Company through the Company’s investor relations website at http://investor.darden.com/investors/investor-feedbackcomments/default.aspx and through written communications sent to the attention of the Board, any individual director or the non-employee directors as a group, by writing to our Lead Director, Charles A. Ledsinger, Jr. at Darden Restaurants, Inc., c/o Teresa M. Sebastian, Senior Vice President, General Counsel and Secretary, 1000 Darden Center Drive, Orlando, FL 32837 or by email to leaddirector@darden.com.  Shareholders may also contact the Company’s proxy solicitor, Innisfree, toll-free at (877) 825-8631 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).”

5.
You appear to distinguish short and long-term value creation at the restaurant level from value creation through “financial engineering”. Please clarify the statement, describe what comprises financial engineering, and provide the basis for your belief that the greatest opportunities for value creation are not through financial engineering.

The Staff’s comment is noted.  We respectfully direct the Staff to Annex A for statements by independent, third party analysts that support the position that the greatest opportunities for value creation at the Company are through short and long-term value creation at the restaurant and operating level, and not through the type of transactions proposed by Starboard.  The foregoing notwithstanding, Page 6 of the Statement is being revised to read as follows:

“A special meeting and the related solicitations risks ~~will~~ diverting significant time and resources when it is critical that Darden’s Board and management be fully focused on operations and executing the Company’s strategies.  Our management and Board believe the greatest opportunities for value creation, short- and long-term, are through fundamental improvement of our operations at the restaurant level and building upon our core strengths as the world’s largest full-service restaurant company~~not through financial engineering~~ .”

6.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please characterize as your opinion and/or provide us with support for the statement that “…each of the three proxy solicitations will entail significant financial costs…” (emphasis added). In addition, it is not apparent what “risks” are associated with the solicitation to call a Special Meeting. Please remove the statement or revise to characterize this statement as your opinion and provide further support for the assertion.

The Staff’s comment is noted, and the Statement will be revised to more clearly characterize statements or assertions of opinion or belief as such.  In addition, key risks that Darden believes shareholders should consider in determining whether to demand a special meeting have been specifically outlined in the “Response of the Company” section on Pages 5-8 of the Statement within the sub-bullets following heading entitled “Darden believes there are certain risks and costs, outlined below, associated with a special meeting that shareholders should be aware of before making the decision of whether to consent to the Starboard Solicitation”; Page 1 of the Statement is being revised to make explicit cross-reference to such section.  Additional examples of the specific kinds of costs that may be incurred have been delineated on Pages 5-7 in the Statement.

7.
Please refer to disclosure that “Starboard appears to be seeking a special meeting to further Starboard’s own strategic plan to have the company break itself up…” and “…it is likely that Starboard would claim that any shareholder support of a special meeting constitutes support for its plan, irrespective of the actual reasons for any shareholder support…” The basis for these statements is not apparent. Please advise or revise accordingly. In addition, please refer generally to Rule 14a-9, Note b.

The Staff’s comment is noted, and Page 7 of the Statement is being revised accordingly.

8.
Please refer to the statement that a special meeting could disrupt “the ongoing sales process for Red Lobster…” Please remove this discussion or clarify for shareholders the relevance of the discussion regarding the costs associated with a sales process, which is distinct from the spin-off currently contemplated, as disclosed in the Form 10 filed by the company.

The Company respectfully (i) confirms that the Company is, as publicly disclosed, actively exploring a sales process for Red Lobster, as well as a potential spin-off on a concurrent dual track and (ii) directs the Staff to the Company’s March 10, 2014 press release concerning the filing of the Form 10 registration statement, in which the Company stated “[a]s previously announced, the Company is exploring parallel paths for the separation, including a tax-free spin-off of the Red Lobster business to Darden shareholders as well as a sale of the Red Lobster business, the process for which is well underway.”  The Company is exploring both a sales process and a spin-off of Red Lobster so as to develop such alternatives so as to enable the Company determine whether it is in the best interests of the Company and its shareholders to consummate any spin-off or sale of Red Lobster.

9.
Please clarify all means by which revocations will be solicited. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting revocations must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Staff’s comment is noted and the Company hereby confirms its understanding of same.  Potential means by which revocations will be solicited include the use of the mails, facsimile, telephone, emails and other electronic or Internet-based means of communications (but not Internet chatrooms), in-person discussions and advertisements.  All written soliciting materials, including any e-mails or scripts to be used in soliciting revocations will be filed under the cover of Schedule 14A on the date of first use.  In addition, Page 11 of the Statement has been updated to reflect this clarification.

*           *           *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1366.

Very truly yours,

                                                                                               Sabastian V. Niles

Enclosures

cc:           Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz

Annex A

“We continue to believe that the ability to drive better operating momentum at Olive Garden . . . remains the key lever to value creation for the combined entity over time.” (Baird, March 21, 2014)

“Slower unit growth, better alignment between SSS, FCF, and executive compensation, and a renewed focus on G&A savings seem like a low-risk/high reward way to generate shareholder value.” (SIG, March 19, 2014)

“Survey respondents see opportunities to improve performance through enhancing menu innovation/offerings, more efficiently allocating capital, and reducing G&A. Among current shareholders, the top three concerns are about reducing G&A, improving marketing efficacy, and reducing selling/marketing expenses.” (Bernstein, March 10, 2014)

“We agree with management that a Darden REIT would probably trade at a lower multiple than other REITs that activist shareholders have used as a peer group because of a lack of real estate diversity, higher percentage of ground leases versus REIT peers, and at least $375 million-$525 million in debt breakage and transaction costs the company would incur.” ( Morningstar, March 21, 2014)

“We believe the additional detail behind Darden’s decision to pursue a Red Lobster spin or sale is likely to weigh on shares in the near term. We continue to believe the best course of action for Darden’s shareholders is to drive efficiencies in operating margins and FCF to boost ROIC.” (RBC, March 4, 2014)

“In our view, the additional detail behind Darden’s decision to pursue a Red Lobster spin or sale is likely to weigh on shares in the near term as investors become less convinced about the value creation from a REIT structure.” (RBC, March 4, 2014)

“The best way to drive shareholder value is to drive operating results and DRI is not there yet with continuing struggles in its key Olive Garden brand and the casual dining category.” (Jefferies, March 3, 2014)

“Given recent shareholder activism suggesting Darden should potentially split into a mature company (comprising Olive Garden and Red Lobster) and a growth company (including LongHorn and DRI’s Specialty Restaurant Group), we have analyzed a potential breakup, monetizing its real estate, and potentially reducing its op expenses. Our analysis reveals the most substantial way for Darden to generate shareholder value under these scenarios is to reduce its operating expenses. In our view, improving sales trends and continued cost cuts are the easiest and most substantial way to improve shareholder value, though we believe an analysis of these proposed scenarios was worth exploring.” (Citi, November 28, 2013)